April 22, 2016
VIA EDGAR
Mr. Coy Garrison
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Post-Effective Amendment No. 5 to Form S-11
Filed April 7, 2016
File No.: 333-194280
Dear Mr. Garrison:
We are submitting this letter in response to your verbal comments during our telephone conversation on April 19, 2016 related to Post-Effective Amendment No. 5 (the "Amendment") to the Registration Statement on Form S-11 filed by Griffin Capital Essential Asset REIT II, Inc. (the "Company") on April 7, 2016. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment.
1. Please provide an undertaking to submit a revised base prospectus in conjunction with your next required filing pursuant to Section 10(a)(3) of the Securities Act of 1933.
Response:    In response to this comment, we hereby undertake to submit a revised base prospectus in conjunction with the Company's next required filing pursuant to Section 10(a)(3) of the Securities Act of 1933. The Company appreciates the Commission's consideration of the recent date of the Company's current base prospectus and the substantial burden and expense of reprinting the base prospectus in such a short time frame. We respectfully request that you please clear this comment.
2. In the future, please revise the disclosure throughout the prospectus supplement regarding the Contingent Advisor Payment to more fully explain the correlation between the Contingent Advisor Payment and the advisor's funding of certain portions of your offering expenses.
Response:    In response to this comment, we hereby undertake to include revisions to the Cover Page, Prospectus Summary, Estimated Use of Proceeds, Management - Fees Paid to Our Affiliates, Management Compensation, Plan of Distribution, and any other applicable sections of the prospectus in our next Post-Effective Amendment to include the requested explanation. We respectfully request that you please clear this comment.
3. In the future, please revise the disclosure in the "Prospectus Summary - Additional Information Regarding Shares of our Class T Common Stock" section of the prospectus supplement to clarify your remarks regarding the use of leverage and its impact on the Contingent Advisor Payment.
Response:    In response to this comment, we hereby undertake to revise the "Prospectus Summary - Additional Information Regarding Shares of our Class T Common Stock" section in our next Post-Effective Amendment as follows:
Additional Information Regarding Shares of our Class T Common Stock
We commenced offering shares of our Class T common stock on November 2, 2015. As a result of recent regulatory developments, beginning in May 2016, the customer account statement for Class T stockholders will show up as $9.60 per share ($9.21 per share for Class I stockholders) until we declare a net asset value per share. If not for the amounts paid by our advisor for dealer manager fees and organizational and offering expenses ("Advisor Up Front Funding"), the customer account statement for

Griffin Capital Essential Asset REIT II, Inc.

Class T shares would show up as $9.30 per share ($9.02 per share for Class I stockholders) during this same period. ~~Because we will include leverage in the calculation of the Contingent Advisor Payment, a higher use of leverage may allow our advisor to recoup the Advisor Up Front Funding more quickly than if we used less leverage.~~ We intend to utilize leverage in connection with property acquisitions. The use of leverage will provide us with additional funds available for property acquisitions, which in turn will allow us to acquire additional properties more quickly. Because the payment of the Contingent Advisor Payment is tied to our acquisition activity, utilizing leverage will allow our advisor to recoup the Advisor Up Front Funding more quickly than if we used less leverage. If our advisor recoups the full amount of the Advisor Up Front Funding, our net asset value may be negatively impacted by the payment of the Contingent Advisor Payment. Until the date that we declare a net asset value per share, any such potential negative impact will not be reflected on customer account statements, and will not be reflected in our calculation of modified funds from operations, or MFFO. While other factors (such as the deployment of the Advisor Up Front Funding in the acquisition of one or more revenue-generating properties) may outweigh such potential negative impact, the net effect of the Advisor Up Front Funding relative to the returns generated to our stockholders from the deployment of the Advisor Up Front Funding may not be known until we declare a net asset value per share. Please see the description of the acquisition fee contained in the "Management Compensation" section and "Estimated Use of Proceeds" section of this prospectus for additional detail regarding Class T shares.
We respectfully request that you please clear this comment.
The Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com).

Very truly yours,
/s/ Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.